Exhibit 99.1

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE 29.300.016.331

NOTICE TO THE MARKET

São Paulo, July 7, 2023 – Suzano S.A. (“Company” or “Suzano”) (B3: SUZB3 / NYSE: SUZ), hereby informs its shareholders and the market in general that it has concluded the Company’s share buyback program started on January 30, 2023, which was approved at the Board of Directors Meeting (“October/2022 Program”), according to the material fact disclosed on October 27, 2022. The Company acquired 20,000,000 (twenty million) shares on the stock exchange market regular trading session, at an average price of R$44.02/share, totaling R$880 million.

After carrying out the acquisition of shares under the July/2022 Program, the Company holds in treasury the amount of 34,765,600 (three hundred and forty-seven million, six hundred and fifty-six thousand, six hundred) common shares.

São Paulo, July 7, 2023.

Marcelo Feriozzi Bacci

Chief Financial and Investor Relations Officer